Exhibit 99.1

Medicure Appoints Ms. Manon Harvey to its Board of Directors

WINNIPEG, May 15, 2019 /CNW/ - Medicure Inc. ("Medicure" or the "Company") (TSXV: MPH, OTC: MCUJD.PK), a pharmaceutical company, today announced the appointment of Manon Harvey CPA, CA, to the Board of Directors.

Ms. Harvey is a CPA, CA, and holds a Bachelor of Commerce (summa cum laude) from the University of Ottawa. Additionally, Ms. Harvey has her ICD.D designation from the Institute of Corporate Directors. In January 2019, she joined the University of British Columbia's Okanagan Campus as Director, Integrated Planning and Chief Budget Officer where she is responsible for supporting the University's mission through long range financial planning, financial advice and effective resource allocation strategies. For the prior 21 years as Vice-President, Finance and Corporate Services for the Canada Foundation for Innovation (CFI), Ms. Harvey was responsible for the finance function, human resources, information technology, and administrative services. She was an Officer of the CFI Board of Directors, and served as the Secretary and Treasurer. For over 10 years, until June 2014, she was both a member of the Board of Directors, as well as Chair of the Audit Committee, for Hydro Ottawa. She is an external member of the Departmental Audit Committee of the Royal Canadian Mounted Police.

"It is a great pleasure to have Ms. Harvey join the Board of Directors", stated Dr. Albert D. Friesen, Chair of the Board of Medicure. "We look forward to working with her to continue to guide and grow Medicure."

About Medicure

Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection, ZYPITAMAGTM (pitavastatin) tablets and the ReDS™ device in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma Inc. For more information on Medicure please visit www.medicure.com.

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Medicure Inc.

View original content: http://www.newswire.ca/en/releases/archive/May2019/15/c5950.html

%CIK: 0001133519

For further information: James Kinley, Chief Financial Officer, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com

CO: Medicure Inc.

CNW 17:30e 15-MAY-19